UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 14, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: September 14, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings from September 17, 2018 to September 21, 2018

Mumbai, September 14, 2018:Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investor from September 17, 2018 to September 21, 2018

Date	Meeting Scheduled	Type

17-September-2018	Ashmore India	Meeting
17-September-2018	Axis Asset Management Company	Meeting
17-September-2018	Birla Mutual Fund	Meeting
17-September-2018	BNP Paribas Asset Management	Meeting
17-September-2018	D. E. Shaw Investments	Meeting
17-September-2018	Discovery Capital Management LLC	Meeting
17-September-2018	Evenstar	Meeting
17-September-2018	GIC	Meeting
17-September-2018	Helios	Meeting
17-September-2018	lshana Capital	Meeting
17-September-2018	Kotal Mahindra AMC	Meeting
17-September-2018	L& T Mutual Fund	Meeting
17-September-2018	Lazard Asset Management	Meeting
17-September-2018	Motilal Oswal	Meeting
17-September-2018	Premji Invest	Meeting
17-September-2018	Reliance MF	Meeting
17-September-2018	Schroders Investment Management	Meeting
17-September-2018	TIAA-CREF Investment Management Inc	Meeting
17-September-2018	UTI Asset Management	Meeting
18-September-2018	Renaissance Investment Managers	Meeting
20-September-2018	AlA Hong Kong	Meeting
20-September-2018	Comgest Sa - Hk	Meeting
20-September-2018	Point72 Asset Management Lp - Hong Kong	Meeting
20-September-2018	Abu Dhabi Investment Authority	Meeting
20-September-2018	Janus Henderson Investors	Meeting
20-September-2018	Jennison Associates, LLC	Meeting
20-September-2018	UBS Asset Management (Americas) Inc.	Meeting
20-September-2018	Davidson Kempner Capital Management - Hong Kong	Meeting
20-September-2018	Nissay Asset Management Corporation- SIN	Meeting
20-September-2018	Nissay Asset Management Corporation	Meeting
20-September-2018	Coronation Asset Management - South Africa	Meeting
20-September-2018	Fuh-hwa Securities lnv Trust Co Ltd- Tw	Meeting
20-September-2018	Fullerton Fund Management Co Ltd	Meeting
20-September-2018	Boston Common Asset Management	Meeting
20-September-2018	Max Life Insurance Company Limited	Meeting
20-September-2018	Mitsubishi Uti Asset Management - Japan	Meeting

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.